

Mail Stop 6010

May 14, 2008

Donald S. Robbins, Chief Executive Officer
CSMG Technologies Inc
501 North Shoreline Drive, Suite 701 North
Corpus Christi, Texas 78471
 Avenue

Via U S Mail and FAX [(361) 884-0792]

      Re: CSMG Technologies Inc
            Form 8-K for Item 4.02
            Filed May 13, 2008
            File No. 0-27359

Dear Mr. Robbins:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed May 13, 2008

1. We note that your financial statements should no longer be relied on. Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so. Please address both the quarterly and annual periods affected.

2. Please tell us if your certifying officers have considered the effect of the errors on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K and 10-KSB for the periods ended in December 2007 and December 2006, respectively. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your fiscal year ended in December 2007, and the interim periods of fiscal 2008.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Accounting Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant